Exhibit 99.5

Disclosure of Transactions in Own Shares

Paris, January 16, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from January 9 to January 13, 2023:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
09/01/2023	360,110	58.584766	21,096,960.08	XPAR
09/01/2023	150,000	58.578157	8,786,723.55	CEUX
09/01/2023	20,000	58.563698	1,171,273.96	TQEX
09/01/2023	25,000	58.570322	1,464,258.05	AQEU
10/01/2023	355,681	58.374342	20,762,644.34	XPAR
10/01/2023	150,000	58.373426	8,756,013.90	CEUX
10/01/2023	30,000	58.373497	1,751,204.91	TQEX
10/01/2023	20,000	58.374550	1,167,491.00	AQEU
11/01/2023	353,510	59.002260	20,857,888.93	XPAR
11/01/2023	150,000	59.010079	8,851,511.85	CEUX
11/01/2023	25,000	59.011668	1,475,291.70	TQEX
11/01/2023	20,000	59.011824	1,180,236.48	AQEU
12/01/2023	348,449	59.412311	20,702,160.36	XPAR
12/01/2023	150,000	59.423719	8,913,557.85	CEUX
12/01/2023	25,000	59.420456	1,485,511.40	TQEX
12/01/2023	20,000	59.428857	1,188,577.14	AQEU
13/01/2023	341,359	59.964940	20,469,571.95	XPAR
13/01/2023	160,000	59.968734	9,594,997.44	CEUX
13/01/2023	25,000	59.971477	1,499,286.93	TQEX
13/01/2023	10,000	60.054969	600,549.69	AQEU
Total	2,739,109	59.061436	161,775,711.51

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com